PLACER DEL MAR, LTD.
                           302 Washington Street #351
                               San Diego, CA 92103
                Telephone (775) 352-3839 Facsimile (775)201-4001
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                                                                October 26, 2010

Mr. Douglas Brown
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Registration Statement on Form 10
    Filed September 14, 2010
    Amendment No. 1 to Registration Statement on Form 10
    Filed September 20, 2010
    File No. 0-54118

Dear Mr. Brown,

Per your comment letter dated October 14, 2007, we submit the following as a part of the second amendment to our registration statement on Form 10. Also please note that the address you used in your letter is not correct. The company does not have, nor has it ever had, an office at 9190 Double Diamond Parkway, Reno, NV.

General

     1.   Thank you for reiterating the reporting requirements.

     2. We have clearly marked where disclosure has changed, made corresponding changes where disclosure in one section applied to another section and where one comment included more than one point, responded fully to each point.

     3. We have revised the registration statement throughout to provide information that is up to date and provided all material information for full disclosure.

     4.   The following points have been addressed under this comment:

          Revisions have been made throughout the document to refer to "the property" rather than "our property" to avoid any confusion to the reader.

          The disclosure has been revised to read "On October 3, 2008 FINRA cleared Placer Del Mar for an unpriced quotation on the OTC Bulletin Board under the symbol PDMT".

          We have revised the disclosure to state there is approximately 24 months remaining in Phase 1 of the exploration program.
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          Note 3 of the  financial  statements  has been  revised  to state "The
          Company will require additional funding for exploration beyond Phase One, this additional funding may be raised through debt or equity offerings. Management has yet to decide what type of offering the Company will use or how much capital the Company will attempt to raise."

          The disclosure has been revised to read "further trenching and exploration is needed to examine specific sites on the property with the highest potential."

          The disclosure has been revised to "smaller reporting company".

          The  signature has been corrected to Mr. Laguna.

     5.   The new  agreements  with Mr. Bravo,  executed at the time the company
          reactivated   the   exploration   program  and   commenced   trenching
          activities, have been filed as Exhibits 10.3 and 10.4

     6.   The following points have been addressed under this comment:

          Disclosure has been provided clearly stating the term of the loan commitment from Mr. Bravo.

          We have disclosed the timeframe for the loan from Mr. Bravo and also the amount of the funding utilized to date and remaining funds.

          We have clarified the amount of funds spent to date on Phase One.

          We have revised here and throughout the registration statement to reflect that Mr. Bravo is "one of our directors".

          We have revised to disclose that "From May 2009 through March 2010 Mr. Bravo was unable to provide funds to our Company while he handled his personal financial affairs. Without his funding or other sources of cash, we did not have sufficient funds to continue operations and determined it was in the best interests to put our exploration program that we began in September 2006 on hold. In April 2010 we reactivated our program and resumed trenching activities due to Mr. Bravo's improved personal financial condition and his ability to again provide us with funding."

          We have disclosed the amount of Phase One exploration costs on an aggregate and year-by-year basis.

          In April 2010 when the exploration program was reactivated we verbally confirmed with 3 Geo Geological Services that the costs previously quoted were still valid and they resumed exploration at the previously quoted rates.

          We have revised to disclose that trenching is being performed under the direction of 3 Geo Geological Services.

          We have names 3 Geo Geological Services as the consulting geology firm and stated the cost estimates were confirmed in April 2010.

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          We have disclosed on a  year-by-year  basis the amount of funds loaned by Mr. Bravo, the usage of the funds, the cumulative total and a statement that none of the funds have been repaid.

     7. Mr. Bravo has provided written confirmation to the Company that he has sufficient resources to provide funding to the company in the amount necessary to continue Phase One of the company's business plan and agree to provide such funding. These funds shall continue through Phase One for a period of twenty-four months, beginning in April 2010. The letter has been filed as Exhibit 10.3.

     8. We have disclosed that from May 2009 through March 2010 Mr. Bravo was unable to provide funds to our Company while he handled his personal financial affairs. Without his funding or other sources of cash, we did not have sufficient funds to continue operations and determined it was in the best interests to put our exploration program that we began in September 2006 on hold. In April 2010 we reactivated our program and resumed trenching activities due to Mr. Bravo's improved personal financial condition and his ability to again provide us with funding.

     9. We have included in a table the amount of funds loaned by Mr. Bravo and the usage of the funds (operating expenses vs. exploration expenses). As disclosed the Company plans to complete Phase One of the exploration program within the next 24 months.

Directors and Executive Officers, page 21

     10. We have provided a brief description for both Mr. Bravo and Mr. Laguna that states the specific experience, qualifications, attributes and skills that led to the conclusion that each should serve as a director.

Financial Statements and Supplementary Data, page 29

     11. We have revised the disclosure to state "As a Smaller Reporting Company we may provide the financial information specified in Article 8 of Regulation S-X in lieu of that required by other parts of Regulation S-X, we have elected to disclose our financial information under Item 15."

Financial Statements, page F-1

Statements of Cash Flows, page F-5

     12. The Statement of Cash Flows has been revised to address the issuance of common stock for services.

Note 2 - Summary of Significant Accounting Policies, page F-6

Mineral Property Costs, page F-6

     13.  The Note has been revised.

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Recent Accounting Pronoucements, page F-7

     14. We have corrected the error, it now reads through "June 30, 2010 which represents the date on which the financial statements were issued."

Note 5 - Related Party Transactions, page F-9

     15. The disclosure has been expanded to include the terms of the agreement.

Engineering Comment

     16. The revised disclosure includes a map with a legend showing by means of pattern or symbol, every pattern or symbol used on the map. A graphical bar scale has been included. A north arrow has been added to the maps. An index map showing where the property is located in relationship to the state or province which it is located has been added. A title of the map or drawing and the date on which it was created has been added. No interpretive data has been submitted in conjunction with any map, therefore the identity of the geologist or engineer has not been added to the disclosure. The map is simple enough and of large enough scale to clearly show all the features of the map.

Sincerely,


/s/ Humberto Bravo
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Humberto Bravo
President & Director

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